                                 EXHIBIT (a)(8)

                                  Press Release
                                  -------------

                     ESCALADE ANNOUNCES PRELIMINARY RESULTS
                          OF DUTCH AUCTION TENDER OFFER

Evansville, IN, December 8, 1997--Escalade, Incorporated, a diversified company engaged in the manufacture and sale of sporting goods and office and graphic arts products, announced today that based on a preliminary count by the depositary for its Dutch Auction tender offer, the Company expects to purchase approximately 117,930 shares of its Common Stock, from its stockholders at a price of $14.00 per share in accordance with the terms of the offer. The tender offer expired at 5:00 p.m., (Eastern time) on Friday, December 5, 1997.

Under the terms of the tender offer which commenced on November 3, 1997, the Company had offered to purchase for cash up to 1,000,000 shares, or approximately 31.9% of its issued and outstanding Common Stock at a purchase price not greater than $14.00 nor less than $11.00 per share, net to the seller in cash, without interest thereon. All shares tendered will be purchased.

Chairman of the Board, Robert E. Griffin, commented on the results of the Dutch Auction tender offer saying "we are pleased that the holders of the vast majority of Escalade's common stock have elected to retain their ownership interests. We believe that the collective decision of our stockholders to stay the course signals optimism for Escalade's future value and confidence in management's ability to lead the Company in a positive direction."

Escalade said that the determination of the actual number of shares to be purchased is subject to final confirmation of proper delivery of all shares tendered and not withdrawn. Payment for shares properly tendered and accepted will be made as promptly as practicable, and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation.

On October 31, 1997, the last full Nasdaq National Market trading day prior to the announcement of the tender offer, the closing price of the Common Stock was $11.63 per share. The closing price of the Company's Common Stock on December 4, 1997, the last Nasdaq National Market trading day prior to the expiration of the tender offer, was $14.00 per share.

The shares that the Company expects to purchase in the tender offer represent approximately 3.8% of the 3,130,613 shares outstanding immediately prior to the commencement of the offer.